                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



         (Mark One)
[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 1998 and 1997

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


              For the transition period from          to
                                             --------    ---------

                         Commission file number:   33-00579
                                                 -----------------


SOUTHSIDE BANCSHARES CORP. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(K) PROVISIONS
-------------------------------------------------------------------------------
                            (Full title of the plans)



                           SOUTHSIDE BANCSHARES CORP.
                              3606 Gravois Avenue
                                St. Louis, 63116
                                    Missouri

          (Name of issuer of the securities held pursuant to the plans and address of its principal executive office)

                              REQUIRED INFORMATION

Financial Statements:

4. In lieu of the requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal years ended December 31, 1998 and 1997 are presented on pages 3 through 19.


Exhibits:

23b. Consent of Hopkins & Howard, PC


                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        SOUTHSIDE BANCSHARES CORP.
                                        EMPLOYEE STOCK OWNERSHIP PLAN
                                        WITH 401(k) PROVISIONS


                                          /s/ Thomas M. Teschner
                                        -------------------------------------
                                        Trustee of the Plan and
                                        President & Chief Executive Officer


DATE: June 29, 1999

Southside Bancshares Corp.
Employee Stock Ownership Plan
with 401(k) Provisions

Financial Statements and
Supplemental Materials

Years ended December 31, 1998 and 1997








[HOPKINS & HOWARD, P.C. LOGO]

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Table of Contents

________________________________________________________________________________

Independent Auditor's Report                                             1

Financial Statements
     Statements of Net Assets Available for Plan Benefits                2
     Statements of Changes in Net Assets Available for
        Plan Benefits                                                    3
     Summary of Accounting Policies                                      4
     Notes to Financial Statements                                       5-11

Supplemental Material
     Schedules of Assets Held for Investment                            13-14
     Schedules of Transactions or Series of Transactions in
        Excess of 5% of Plan Assets at
        Beginning of year                                               15-16

[HOPKINS & HOWARD, P.C. LOGO]

7777 Bonhomme Saint Louis, Missouri 63105

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The Plan Administrator and Participants
Southside Bancshares Corp.
Employee Stock Ownership Plan with 401(k) Provisions
St. Louis, Missouri

We have audited the accompanying statements of net assets available for plan benefits of the Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) Provisions (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's Trustee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) Provisions at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements of the Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) Provisions taken as a whole. The schedules included in the supplemental material are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. Such supplemental material has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hopkins & Howard

May 21, 1999

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 1998 and 1997

________________________________________________________________________________


                                                                    1998                                        1997
                                                   --------------------------------------      -------------------------------------
                                                   Allocated     Unallocated      Total        Allocated    Unallocated     Total
                                                   ---------     -----------      -----        ---------    -----------     -----
ASSETS
Investments, at fair value (notes 2 and 3)
   Southside Bancshares Corp. common stock,
     881,077 allocated shares and 259,434
     unallocated shares at December 31, 1998
     and 897,210 allocated shares and 296,496
     unallocated shares at December 31, 1997      $ 11,343,867     3,340,213    14,684,080     10,542,216    3,483,828    14,026,044

   Mutual Funds:
     SEI S&P 500 Index Fund                          1,743,393             -     1,743,393        939,218            -       939,218
     Institutional shares of Federated GNMA
       Trust                                           207,474             -       207,474        172,116            -       172,116
     Fidelity Funds Government Money Market            526,102             -       526,102        423,854            -       423,854
                                                    ----------     ---------    ----------     ----------    ---------    ----------
                                                  $ 13,820,836     3,340,213    17,161,049     12,077,404    3,483,828    15,561,232
Receivables:
   Employer contribution                               313,864             -       313,864        304,545            -       304,545
   Employees contributions                              26,321             -        26,321         21,859            -        21,859
   Loans to participants                                87,715             -        87,715         14,962            -        14,962
   Accrued interest and dividends                        7,920             -         7,920          6,693            -         6,693
                                                    ----------     ---------    ----------     ----------    ---------    ----------
                                                       435,820             -       435,820        348,059            -       348,059

         Total Assets                             $ 14,256,656     3,340,213    17,596,869     12,425,463    3,483,828    15,909,291

LIABILITIES

Loan payable (Note 4)                                        -     1,383,648     1,383,648              -    1,581,312     1,581,312
Excess employee contributions                               13             -            13            156            -           156
                                                    ----------     ---------    ----------     ----------    ---------    ----------
         Total Liabilities                                  13     1,383,648    1 ,383,661            156    1,581,312     1,581,468
                                                    ----------     ---------    ----------     ----------    ---------    ----------
Net Assets Available for Benefits                 $ 14,256,643     1,956,565    16,213,208     12,425,307    1,902,516    14,327,823
                                                    ==========     =========    ==========     ==========    =========    ==========



See accompanying summary of accounting policies and notes to financial statements.

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the years ended December 31, 1998 and 1997

________________________________________________________________________________


                                                                    1998                                        1997
                                                   --------------------------------------      -------------------------------------
                                                   Allocated     Unallocated      Total        Allocated    Unallocated     Total
                                                   ---------     -----------      -----        ---------    -----------     -----
Additions to Net Assets Attributed to:
   Investment income:
     Net appreciation in fair value of
        investments (note 3)                      $ 1,327,694        291,863     1,619,557      5,511,177    1,235,400     6,746,577
     Realized gain on sale of assets                    1,533              -         1,533          3,600            -         3,600
     Dividends - stock                                264,695         75,063       339,758        243,050       69,182       312,232
     Interest                                          76,199              -        76,199         76,976            -        76,976
                                                   ----------      ---------    ----------     ----------    ---------    ----------
                                                    1,670,121        366,926     2,037,047      5,834,803    1,304,582     7,139,385
Allocation of Southside Bancshares Corp.
   common stock, 37,062 shares, at market,
   in 1998 and 1997                                   435,478              -       435,478        281,053            -       281,053
Employee contributions                                489,188              -       489,188        290,566            -       290,566
Employer contributions                                116,200        243,187       359,387        106,882      267,515       374,397
                                                   ----------      ---------    ----------     ----------    ---------    ----------
Total Additions                                     2,710,987        610,113     3,321,100      6,513,304    1,572,097     8,085,401
                                                   ----------      ---------    ----------     ----------    ---------    ----------

Deductions from Net Assets Attributed to:
   Interest expense                                         -        120,586       120,586              -      139,033       139,033
   Benefits paid to participants                      879,651              -       879,651      4,673,009            -     4,673,009
Allocation of Southside Bancshares Corp.
   common stock, 37,062 shares, at market,
   in 1998 and 1997                                         -        435,478       435,478              -      281,053       281,053
                                                   ----------      ---------    ----------     ----------    ---------    ----------
Total Deductions                                      879,651        556,064     1,435,715      4,673,009      420,086     5,093,095
                                                   ----------      ---------    ----------     ----------    ---------    ----------


Net Increase                                        1,831,336         54,049     1,885,385      1,840,295    1,152,011     2,992,306
Net Assets Available for Benefits
   Beginning of year                               12,425,307      1,902,516    14,327,823     10,585,012      750,505    11,335,517
                                                   ----------      ---------    ----------     ----------    ---------    ----------
   End of year                                   $ 14,256,643      1,956,565    16,213,208     12,425,307    1,902,516    14,327,823
                                                   ==========      =========    ==========     ==========    =========    ==========





See accompanying summary of accounting policies and notes to financial statements.

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Summary of Accounting Policies

________________________________________________________________________________

BASIS OF PRESENTATION
The accompanying financial statements have been prepared on the accrual basis of accounting.

INVESTMENTS
Investments are stated at fair market value on December 31, 1998 and 1997. Fair value is determined by quoted market prices.

PAYMENT OF BENEFITS
Benefits are recorded when paid.

USE OF ESTIMATES
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported additions to and deductions from net assets.

INCOME TAXES
The Internal Revenue Service issued its latest determination letter on February 7, 1996 which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes.

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Notes to Financial Statements

________________________________________________________________________________

1.   DESCRIPTIONS OF THE PLAN
     The following descriptions of Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) provisions (the Plan) are provided for general information only. Participants should refer to the Plan agreement for more complete information.

          GENERAL
          The Plan is a defined contribution employee benefit plan covering substantially all employees of Southside Bancshares Corp. (the Company) and the employees of its subsidiary banks, Southside National Bank in St. Louis, State Bank of Jefferson County, Bank of St. Charles County, and Bank of Ste. Genevieve. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          ELIGIBILITY
          Employees are eligible for membership in the Plan after attainment of age 18 and completion of 6 months of service during the eligibility computation period. Employees must also complete 1,000 hours of service each calendar year and be employed at the end of the Plan year in order to participate in the Company contributions and forfeitures for that year.

          CONTRIBUTIONS
          Under the Plan agreement, employees may elect to contribute, on a tax deferred basis, not less than 1% nor more than 15% of covered compensation. The Company contributed an amount equal to 50% of these employee contributions, up to 6% of covered compensation.

          Each year the Company may also, at its option, contribute an additional discretionary amount as determined by the Company's Board of Directors.

          The Company is required to contribute each year, an amount necessary to service any debt of the Plan incurred for the purpose of acquiring securities in

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Notes to Financial Statements

________________________________________________________________________________

          accordance with the terms of the loan agreement. The maximum Company contribution allocated to a participant's account is the lesser of $30,000 or 25% [including the 401 (k) Plan] of the member's compensation paid by the employer for the year plus the interest obligation on the loans used to purchase stock.

          ALLOCATION OF BENEFITS
          Employer contributions and forfeitures are allocated to eligible participants' accounts based upon the ratio of eligible participants' compensation for the year to total compensation of all eligible Plan members for the year. Investment income and any gain or loss during the year is allocated to the participant's account in the same proportion as the balance of the participant's account to the total of all participants' accounts as of the previous valuation date.

          VESTING
          Participants are immediately fully vested in their contributions plus earnings thereon and one half of the employer matching contributions made to an employee's account each year. Upon a participant's attainment of his/her disability, retirement date, 65th birthday, or upon death, his/her entire account balance as of the most recent valuation date will become 100% vested. In the event a participant terminates employment, vesting the remainder of that participant's account is based on years of continuous service as follows:

                       Completed years                     Vested
                         of service                      percentage
                         ----------                      ----------
                         Less than 2                         0%
                              2                             25%
                              3                             50%
                              4                             75%
                          5 or more                        100%

          In the event that the Plan meets certain provisions of the Internal Revenue Code (the Code), vesting may occur over a shorter period of time.

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Notes to Financial Statements

________________________________________________________________________________

          DISTRIBUTIONS
          Participants with vested balances of $5,000 or less may choose to have account balances distributed in either stock or cash. Participants with vested balances greater than $5,000 are not given the option to receive cash for the stock included in their account. Participants' stock withdrawals are distributed from securities held by the Plan by transfer of common stock to the participants for full-share vested interest and cash for fractional-share vested interest. Forfeitures resulting from withdrawals prior to full vesting are allocated to participants' accounts as previously noted.

          LOANS
          Participants may request a loan up to 50% of the vested balance in their account for reasons of financial hardship. All loans must be repaid in level payments over a maximum of a five-year period with an exception for loans used to acquire a participant's principal residence.

          DEBT
          The Plan purchased Company common shares using the proceeds of a bank borrowing (see Note 4) guaranteed by the Company, and holds these shares in a trust established under the Plan. The borrowing is to be repaid over a period of 10 years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

          The unallocated shares of stock serve as collateral for the borrowing. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan for the year ended December 31, 1998 and 1997 present separately the assets and liabilities and changes therein pertaining to:

               a. The accounts of employees with vested rights in allocated stock (Allocated) and
               b.   Stock not yet allocated to employees (Unallocated)

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Notes to Financial Statements

________________________________________________________________________________

          ADMINISTRATIVE EXPENSES
          The Company pays all expenses incidental to the operation and management of the Plan.

          STOCK SPLIT
          On November 15, 1998, the Company effected a three for one stock split to shareholders of record on November 2, 1998. The 1997 financial statements have been restated to reflect this stock split for comparative purposes.

          PLAN TERMINATION
          The Company reserves the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in their accounts.

2.   PARTY-IN-INTEREST TRANSACTIONS

     At December 31, 1998 and 1997, the Plan held an investment in the Company's common stock valued at $14,684,080 and $14,026,044, respectively. The Plan also received dividends of $339,758 and $312,232 in 1998 and 1997, respectively and recognized $1,333,091 and $6,539,041 of market value appreciation on this investment during the years ended December 31, 1998 and 1997, respectively.

     During 1997, the Plan paid in full its note payable of $1,581,312 to United Missouri Bank of St. Louis (UMB) by borrowing $1,581,312 from South Side National Bank in St. Louis, an affiliated financial institution. The proceeds of the loan from UMB were used to purchase 560,010 shares of the Company's common stock.

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Notes to Financial Statements
________________________________________________________________________________


3. INVESTMENTS
   Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 1998 and 1997 are as follows:

                                 DECEMBER 31, 1998
                 Issuer          Description of investment   Fair value
         ----------------------  -------------------------  -----------
         Southside Bancshares    Common stock:
         Corp.                   881,077 shares allocated   $11,343,867
                                 259,434 shares unallocated   3,340,213
                                 -------                    -----------
                                 1,140,511  total shares    $14,684,080
                                                            ===========

         SEI S&P 500 Index Fund  45,354 shares               $1,743,393




                                 DECEMBER 31, 1997
                 Issuer          Description of investment   Fair value
         ----------------------  -------------------------  -----------
         Southside Bancshares    Common stock:
         Corp.                   897,210 shares allocated   $10,542,216
                                 296,496 shares unallocated   3,483,828
                                 -------                    -----------
                                 1,196,706  total shares    $14,026,044
                                                            ===========

         SEI S&P 500 Index Fund  30,643 shares                 $939,218

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Notes to Financial Statements
--------------------------------------------------------------------------------


   INVESTMENTS (continued)
   During 1998 and 1997 the Plan's investments (including investments bought, sold and held during the year appreciated in value as follows:


                                                          1998        1997
                                                    ----------  ----------
      Southside Bancshares Corp.  common stock      $1,333,091  $6,539,041
      SEI S&P 500 Index Fund                           285,841     204,384
      Institutional shares of Federated GNMA Trust         625       3,152
                                                    ----------  ----------
                                                    $1,619,557  $6,746,577
                                                    ==========  ==========


   Activity in SEI S&P 500 Index Fund and Institutional shares of Federated GNMA Trust for the years ended December 31, 1998 and 1997, was as follows:


                                                 1998                          1997
                                       -----------  -----------  ---------------  ----------
                                       SEI S&P 500   GNMA Trust      SEI S&P 500  GNMA Trust
                                       -----------  -----------  ---------------  ----------
Additions to Net Assets Attributed to
 Investment income:
   Net appreciation
      in fair value of investments        $285,841        $625          $204,384      $3,152
    Interest and dividends                  32,060      11,547            23,013      11,996

Employee contributions                     110,229      26,172            84,936      18,625
Fund transfers                             376,045      (2,986)          (59,326)    (20,880)
                                       -----------  ----------   ---------------  ----------

Net increase                               804,175      35,358           253,007      12,893
Balance at beginning of the year           939,218     172,116           686,211     159,223
                                       -----------  ----------   ---------------  ----------
Balance at the end of the year          $1,743,393    $207,474          $939,218    $172,116
                                       ===========  ==========   ===============  ==========

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Notes to Financial Statements



4. LOAN PAYABLE
   During 1997, the Plan entered into a loan agreement with South Side National Bank in St. Louis, (SSNB), an affiliated financial institution, the proceeds from which were used to repay a loan from UMB, an unaffiliated financial institution. The original loan from UMB was used to purchase 560,010 shares
   of the Company's stock.  The loan with SSNB is due April 1, 2005.   The note
   is secured by the unallocated shares of the Company's common stock and requires quarterly interest payments at SSNB's prime rate. The loan had a principal balance of $1,383,648 at December 31, 1998. The loan requires annual principal payments of $197,664 on April 1 of each year, with the final payment due April 1, 2005. During the year, 37,062 shares were released and allocated to the participants under the terms of the Plan.

5. PLAN AMENDMENTS
   Effective August 1998, the Company amended the Plan to define "compensation" as base salary, overtime, and annual board approved bonuses. The Plan's previous provisions defined "compensation" as base salary, overtime, commissions paid to salesmen, and annual approved board bonuses.

   Effective September 25, 1997, the Company amended the Plan to comply with regulations prescribed by the Department of Labor (DOL) concerning the determination of crediting hours of service.

   Effective July 1, 1997, the Company amended the plan to allow distribution of benefits to occur immediately following termination. The previous provision required a five-year lapse between termination and distribution.

   The Plan received its latest determination letter on February 7, 1996, in which the Internal Revenue Service stated that, the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                             SUPPLEMENTAL MATERIAL

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Schedule of Assets Held for Investment

As of December 31, 1998
--------------------------------------------------------------------------------


       Description                                     Fair value        Cost
       -----------                                     ----------        ----

 Southside Bancshares Corp. common stock,
       881,077 Allocated Shares                       $11,343,867      5,789,783
       259,434 Unallocated Shares                       3,340,213      1,383,648
       -------                                        -----------      ---------
     1,140,511 Total Shares                            14,684,080      7,173,431

 Mutual Funds:
     SEI S&P 500 Index Fund                             1,743,393      1,505,899
     Institutional shares of Federated GNMA Trust         207,474        208,693
     Fidelity Funds Government Portfolio                  526,102        526,102
                                                      -----------      ---------
                                                      $17,161,049      9,414,125
                                                      ===========      =========























See accompanying independent auditors' report.

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Schedule of Assets Held for Investment

As of December 31, 1997



     Description                                       Fair value           Cost
     -----------                                       ----------           ----


 South Side Bancshares Corp. common stock,
     897,210 Allocated Shares                         $10,542,216      3,109,151
     296,496 Unallocated Shares                         3,483,828      1,581,312
     -------                                          -----------      ---------
   1,193,706 Total Shares                              14,026,044      4,690,463

 Mutual Funds:
     SEI S&P 500 Index Fund                               939,218        596,990
     Institutional shares of Federated GNMA Trust         172,116        171,172
     Fidelity Funds Government Portfolio                  423,854        423,854
                                                      -----------      ---------
                                                      $15,561,232      5,882,479
                                                      ===========      =========



See accompanying independent auditors' report.

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Schedule of Transactions or Series of Transactions in Excess of 5% of Plan Assets at Beginning of Year

For the Year Ended December 31, 1998




                              Number of    Purchase  Selling  Cost of
                             transactions   price     price    asset   Net gain (loss)
                             ------------  --------  -------  -------  ---------------
SERIES OF TRANSACTIONS
   Southside Bancshares                 9         -    39.04  342,193                -
   (reinvested from                    14         -    38.94  199,784          194,238
     terminated Pension
     Plan Trust as directed
     by participants)




















See accompanying independent auditors' report.

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Schedule of Transactions or Series of Transactions in Excess of 5% of Plan Assets at Beginning of Year

For the Year Ended December 31, 1997




                          Number of    Purchase  Selling   Cost of
                         transactions   price     price     asset     Net gain (loss)
                         ------------  --------  -------  ----------  ---------------

SINGLE TRANSACTIONS
   Loan payment                     1        $-       $-  $1,581,312                -

SERIES OF TRANSACTIONS
   Government Portfolio
      Money Market                 47      1.00     1.00     778,659                -
                                   28      1.00     1.00   1,017,548                -

























See accompanying independent auditors' report.



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